UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

SYNCHRONOSS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87157B103

(CUSIP Number)

Steven Spencer

Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor

New York, NY 10022

(212)-231-0095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons: Silver Private Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0

11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: OO

1	Names of reporting persons: Silver Private Investments, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0

11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: OO

1	Names of reporting persons: Siris Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0

11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: PN

1	Names of reporting persons: Siris Partners III Parallel, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0

11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: PN

1	Names of reporting persons: Siris Partners GP III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0

11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: PN

1	Names of reporting persons: Siris GP HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0

11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: OO

1	Names of reporting persons: Siris Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 131,664 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 131,664 (1)

11	Aggregate amount beneficially owned by each reporting person: 131,664 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.3% (1) (2)
14	Type of reporting person: OO, IA

(1)

Siris Capital Group, LLC beneficially owns 32,038 shares of Common Stock received upon the vesting of restricted stock awards and 99,626 shares of Common Stock underlying exercisable stock options. See Item 5.

(2)	Based on 44,150,959 shares of Common Stock reported to be outstanding as of May 6, 2021 in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2021. See Item 5.

1	Names of reporting persons: Siris Group GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 131,664 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 131,664 (1)

11	Aggregate amount beneficially owned by each reporting person: 131,664 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.3% (1) (2)
14	Type of reporting person: OO

(1)

Siris Group GP, LLC beneficially owns 32,038 shares of Common Stock received upon the vesting of restricted stock awards and 99,626 shares of Common Stock underlying exercisable stock options. See Item 5.

(2)	Based on 44,150,959 shares of Common Stock reported to be outstanding as of May 6, 2021 in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2021. See Item 5.

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) amends and supplements the statement on Schedule 13D jointly filed by (i) Silver Private Holdings I, LLC, a Delaware limited liability company, (ii) Silver Private Investments, LLC, a Delaware limited liability company, (iii) Siris Partners III, L.P., a Delaware limited partnership, (iv) Siris Partners III Parallel, L.P., a Delaware limited partnership, (v) Siris Partners GP III, L.P., a Delaware limited partnership, (vi) Siris GP HoldCo III, LLC, a Delaware limited liability company, (vii) Siris Capital Group III, L.P., a Delaware limited partnership, (viii) Siris Capital Group, LLC, a Delaware limited liability company, (ix) Siris Advisor HoldCo III, LLC, a Delaware limited liability company, and (x) Siris Advisor HoldCo, LLC, a Delaware limited liability company, with the Securities and Exchange Commission on May 5, 2017 (as previously amended and as may be amended from time to time, this “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Synchronoss Technologies, Inc. (the “Company”). Initially capitalized terms used in this Amendment No. 11 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the addition of the following immediately prior to the penultimate paragraph thereof:

On June 30, 2021, the Issuer used the proceeds of the Financing Transactions to redeem in full the Series A Preferred Stock and to pay in full the amounts due to Siris Capital Group pursuant to an Advisory Services Agreement, dated as of May 18, 2020, between the Issuer and Siris Capital Group.

In connection with the completion of the Financing Transactions, at the request of the Issuer, Robert Aquilina, Frank Baker and Peter Berger resigned from the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)

The response to Item 4 of this Amendment No. 11 is incorporated herein by reference.

As of the date of this Amendment No. 11, the Reporting Persons, other than Siris Capital Group and Siris Group GP, beneficially own no shares of Common Stock.

As of the date of this Amendment No. 11, Siris Capital Group and Siris Group GP beneficially own (i) 32,038 shares of Common Stock received upon the vesting of restricted stock awards assigned by Messrs. Baker and Berger to Siris Capital Group pursuant to assignment agreements between Siris Capital Group, such individual and the Issuer, each dated as of February 15, 2018 (the “Assignment Agreements”), and (ii) 99,626 shares of Common Stock underlying exercisable stock options assigned by Messrs. Baker and Berger to Siris Capital Group pursuant to the Assignment Agreements, which constitute approximately 0.3% of the outstanding shares of Common Stock, based on 44,150,959 shares of Common Stock reported to be outstanding as of May 6, 2021 in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2021 (the “Reported Outstanding Share Number”).

(c) On June 30, 2021, in connection with the Financing Transactions, the Issuer redeemed in full the Series A Preferred Stock.

(d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) On June 30, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by the addition of the following:

The response to Item 4 of this Amendment No. 11 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2021

SILVER PRIVATE HOLDINGS I, LLC
By:	Silver Private Investments, LLC, its sole member

By:	/s/ Peter Berger
Name: Peter Berger
Title: Authorized Signatory

SILVER PRIVATE INVESTMENTS, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Authorized Signatory

SIRIS PARTNERS III, L.P.
SIRIS PARTNERS III PARALLEL, L.P.
By:	Siris Partners GP III, L.P., its general partner
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS PARTNERS GP III, L.P.
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS GP HOLDCO III, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS CAPITAL GROUP, LLC
By: Siris Group GP, LLC, its managing member

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS GROUP GP, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Manager